

June 24, 2015

Michael W. Evans
Chief Executive Officer
BAB, Inc.
500 Lake Cook Road, Suite 475
Deerfield, Illinois 60015

> **Re:** **BAB, Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2014**
> **Filed February 23, 2015**
> **File No. 000-31555**

Dear Mr. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2014

Cover Page

1. We note your disclosure on the Cover Page and Part II of your Form 10-K that your common stock is listed on the "NASDAQ OTC Bulletin Board." We were unable to find the symbol "BABB" in the OTCBB symbol directory. However, we were able to find the symbol on the OTCQB. Please revise your disclosure to clarify the quotation system under which your stock is listed.

Description of Business, page 3

Franchising, page 5

2. Please clarify the nature and amount of any franchising or other fees relating to SweetDuet frozen yogurt. In this regard, we note that you require a franchise fee of $25,000 for first full production BAB or MFM stores and $20,000 for subsequent

production BAB or MFM stores. We also note your statement that SweetDuet can be added as an additional brand in a BAB or MFM location.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Liquidity and Capital Resources, page 12

3.   We note your disclosure regarding repayment of debt and outstanding debt. Please disclose the debt arrangements you have in place and file the associated agreements as exhibits.

Directors, Executive Officers and Corporate Governance, page 33

4.   Please amend your Form 10-K to include the omitted Part III information required by Items 401, 407(a) and 407(d)(4) of Regulation S-K. To the extent that you intended to incorporate by reference certain portions of your definitive proxy statement for your 2015 Annual Meeting of Stockholders into your Form 10-K, please refer to General Instruction G(3) of Form 10-K. You did not file your definitive proxy statement within 120 days of your fiscal year end and therefore none of the information in your definitive proxy statement that you may have sought to include in your Form 10-K was so incorporated.

Exhibits, page 38

5.   Please include all of your material contracts in the exhibit index. In this regard we note your disclosure on page 10 regarding your Preferred Shares Rights Agreement. Also ensure that you have filed as an exhibit each material contract and any compensatory plan, contract or arrangement in which a director or named executive officer participates. For example, we note that your Long-Term Incentive and Stock Option Plan is not included as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director